EXHIBIT 99

PRESS RELEASE

For Release:	October 30, 2014
Nasdaq:	MFNC
Contact:	Ernie R. Krueger, (906) 341-7158 /ekrueger@bankmbank.com
Website:	www.bankmbank.com

MACKINAC FINANCIAL CORPORATION

REPORTS NINE MONTH AND THIRD QUARTER 2014 RESULTS / ANNOUNCES A 50% INCREASE IN
ANNUAL DIVIDEND FROM $.20 TO $.30 PER SHARE

Manistique, Michigan — Mackinac Financial Corporation (Nasdaq: MFNC), the bank holding company for mBank (the “Bank”), today announced third quarter 2014 income of $.886 million or $.16 per share compared to net income available to common shareholders of $.846 million, or $.15 per share for the third quarter of 2013.  Operating results for the first nine months of 2014 totaled $2.352 million or $.43 per share compared to $2.719 million or $.49 per share for the same period in 2013.

The consolidated operating results for 2014 were impacted by costs associated with several strategic initiatives. The Corporation incurred $.461 million of expenses related to acquisition initiatives and also recorded an after tax loss from the asset based lending subsidiary of $.379 million. The combination of these two initiatives had a negative after tax impact of $.683 million, or $.12 per share. Weighted average shares totaled 5,532,966 shares for the nine month period in 2014 and 5,540,200 shares in the 2014 third quarter compared to 5,559,108 shares for the nine month period and 5,562,835 shares in the third quarter of 2013.

The Corporation’s subsidiary, mBank, recorded net income of $3.654 million for the first nine months of this year compared to $3.820 million for the same period in 2013. The largest adverse variance from 2013 results was noninterest income due to a reduced level of fees and gains on the sale of loans from secondary market mortgage lending of $.326 million as a result of the national mortgage refinance slowdown.

Total assets of the Corporation at September 30, 2014 were $613.943 million, up 8.10% from the $567.917 million reported at September 30, 2013 and up 7.18 % from the $572.800 million of total assets at year-end 2013. The Corporation and the Bank are both “well-capitalized”.

Key highlights for the first nine months of 2014 results include:

•                  Increased annual dividend by 50%, from $.20 to $.30 per share

•                  Credit quality remains strong with a Texas Ratio of 6.27% compared to 9.56% one year ago, and nonperforming assets of $4.538 million, a $2.343 million reduction from a year earlier.

•                  Healthy new loan growth, with nine-month production of $141 million and balance sheet growth of $35 million.

•                  Continued core deposit procurement, up $28 million from year end primarily in lower cost transactional accounts to augment funding of loan growth.

•                  Margin is steady at 4.20%, with solid growth in interest income from $15.773 million in the first nine months of 2013 to $17.138 million in the 2014 nine month period, an 8.7% increase.

•                  The pending acquisition of Peninsula Bank, a 127-year old, $132 million asset bank headquartered in the Upper Peninsula with six banking locations in Marquette County remains on schedule for a close in early December, subject to Peninsula shareholder approval. With the expected consummation of this transaction, total assets of the Corporation will reach close to $750 million and good earnings accretion in 2015 remains projected as noted in our original press release on the transaction from July of this year.

Loans and Nonperforming Assets

Total loans at September 30, 2014 were $518.373 million, a 9.71% increase from the $472.495 million at September 30, 2013 and up $34.541 million from year-end 2013 total loans of $483.832 million. In addition to the aforementioned balance sheet totals, the company services $144 million of sold mortgage loans and $70 million of sold SBA and USDA loans. Total loans under management now reside at $732 million.

New loan production totaled $140.8 million with the Upper Peninsula contributing $82.4 million, the Northern Lower Peninsula $28.5 million and Southeast Michigan $29.9 million. Commercial loan production accounted for $85.9 million of the nine month total, with consumer, primarily 1-4 family mortgages of $54.9 million. Commenting on new loan production and overall lending activities, Kelly W. George, President and CEO of mBank stated, “We were very pleased with our overall continued success in new loan production, primarily balance sheet this year given the slowdown of secondary market mortgage sales as compared to previous years. Loan balance growth has accelerated in recent months with good activity in all of our markets and lending segments. Our pipeline remains good moving into the remainder of the year especially within the commercial loan area that has seen funding needs from clients for various capital outlays such as new equipment purchases, expansion and purchase of new business opportunities, and working capital to fund growth”.

Nonperforming loans totaled $2.695 million, .52% of total loans at September 30, 2014 compared to $4.313 million, or .91% of total loans at September 30, 2013 and up $.671 million from December 31, 2013.  Nonperforming assets were reduced by $2.343 million from a year ago and stood at .38% of total assets and equated to $4.538 million.  Total loan delinquencies greater than 30 days resided at a nominal .76% or $3.871 million.  George, commenting on credit quality, stated, “Our micro credit risk metrics and overall loan portfolio payment performance remains strong. We are diligent within our loan origination structures and will not stretch our prudent lending parameters for new loans. From a macro perspective, our loan origination mix and concentrations remain well manageable and will improve with the mix and types of loans that will be acquired in the Peninsula Bank acquisition.”

Margin Analysis

Net interest income in the first nine months of 2014 increased to $17.138 million, 4.20%, compared to $15.773 million, or 4.15%, in the first nine months of 2014. George stated, “The growth of our net interest income and stability of our net interest margin is a direct reflection of our continued pricing discipline for loans and deposits within our various markets. We will continue our efforts to maintain our strong net interest margin within this historically low interest rate cycle through the use of continued targeted funding strategies and disciplined loan pricing and terms in efforts to mitigate longer term interest rate risk. We will also utilize alternative funding sources such as internet CDs and small levels of wholesale deposits when deemed necessary to structure different liabilities to match asset durations for competitive lending situations that arise, and cover any potential short term funding gaps that could develop.”

Deposits

Total deposits of $491.206 million at September 30, 2014 increased by 6.39% from deposits of $461.688 million on September 30, 2013 and were up $24.907 million from year-end deposits $466.299 million.  The overall increase in deposits for the first nine months of 2014 from year-end is comprised of an increase in core deposits, mostly in transactional accounts. George, commenting on core deposits and overall liquidity needs, stated, “The Corporation maintains a strong liquidity position to fund operations and loan growth. We were pleased with the continued seasonal pick up of our deposit balances as we expand our client base through lending relationships and also the procurement of some in market municipality accounts we had been targeting for several years. We will remain committed to our core banking philosophy which emphasizes funding loan growth with core deposits to build long term franchise value and help grow the economic bases in our local communities.”

Noninterest Income/Expense

Noninterest income, at $2.109 million in the first nine months of 2014, decreased $.638 million from the first nine months 2013 level of $2.747 million.  Noninterest income decreased primarily as a result of a reduced level of fees and gains on the sale of loans from secondary market mortgage activity of $.326 million from prior year period, along with slower sales on SBA loans and reduced levels of service fee income. Noninterest expense, at $15.131 million in the first nine months of 2014, increased $1.938 million, or 14.70% from the same period in 2013. The largest increase from the first nine months of 2013 was in salaries and benefits, largely reflective of the compensation packages for the staff up of our asset based lending subsidiary formed in the third quarter of 2013. Overall salary and benefit costs at the subsidiary bank remain below peer levels.

Assets and Capital

Total assets of the Corporation at September 30, 2014 were $613.943 million, up 8.10% from the $567.917 million reported at September 30, 2013 and up $41.143 million from the $572.800 million of total assets at year-end 2013. The increase in assets during the first nine months of 2014 was primarily loan growth. Total common shareholders’ equity at September 30, 2014 was $67.132 million, or $12.06 per share, compared to $63.045 million, or $11.30 per share on September 30, 2013, an increase of $4.087 million, or 6.48%.

Paul D. Tobias, Chairman and Chief Executive Officer, concluded, “We are very excited about our proposed acquisition of Peninsula State Bank. This community bank has an impressive tradition. We are pleased to inherit this tradition within our largest and growing commerce hub in the Upper Peninsula. We expect this acquisition to be immediately accretive.

In addition, our organic growth will be enhanced when our asset based lending subsidiary grows to a level that sustains profitability by January 2015.  This new business is complementary to our commercial lending and to our SBA/USDA efforts.  These current initiatives will produce positive returns on our investment and significantly add to shareholder value in the near future.  As we look beyond 2014 during our year-end planning processes, we will continue to evaluate opportunities for both organic and external growth to enhance shareholder value. We are pleased to announce a dividend increase to 7.5 cents per quarter. This represents a 50% increase and reflects our confidence in our anticipated earnings growth.”

Mackinac Financial Corporation is a registered bank holding company formed under the Bank Holding Company Act of 1956 with assets in excess of $610 million and whose common stock is traded on the NASDAQ stock market as “MFNC.”   The principal subsidiary of the Corporation is mBank.  Headquartered in Manistique, Michigan, mBank has 11 branch locations; seven in the Upper Peninsula, three in the Northern Lower Peninsula and one in Oakland County, Michigan.  The Company’s banking services include commercial lending and treasury management products and services geared toward small to mid-sized businesses, as well as a full array of personal and business deposit products and consumer loans.

Forward-Looking Statements

This release contains certain forward-looking statements.  Words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “should,” “will,” and variations of such words and similar expressions are intended to identify forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995.  These statements reflect management’s current beliefs as to expected outcomes of future events and are not guarantees of future performance.  These statements involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence.  Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements.  Factors that could cause a difference include among others: our failure to consummate the Peninsula Bank acquisition, material changes to the expected operating results of Peninsula Bank, changes in the national and local economies or market conditions; changes in interest rates and banking regulations; the impact of competition from traditional or new sources; and the possibility that anticipated cost savings and revenue enhancements from mergers and acquisitions, bank consolidations, branch closings and other sources may not be fully realized at all or within specified time frames as well as other risks and uncertainties including but not limited to those detailed from time to time in filings of the Company with the Securities and Exchange Commission.  These and other factors may cause decisions and actual results to differ materially from current expectations.  Mackinac Financial Corporation undertakes no obligation to revise, update, or clarify forward-looking statements to reflect events or conditions after the date of this release.

Important Additional Information

Communications in this press release do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Mackinac has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a Proxy Statement of Peninsula and a Prospectus of Mackinac which was been declared effective by the SEC on October 22, 2014 (as supplemented, the “Proxy Statement/Prospectus”), as well as other relevant documents concerning the Merger. PENINSULA SHAREHOLDERS AND MACKINAC INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the Proxy Statement/Prospectus and other documents containing important information about Mackinac and Peninsula through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Mackinac are available free of charge on Mackinac’s website at www.bankmbank.com under the tab “MFNC Investor Relations,” and then under the tab “SEC Filings.”

Participants in the Solicitation

The directors, executive officers, and certain other members of management and employees of Mackinac may be deemed to be participants in the solicitation of proxies in favor of the Merger from the shareholders of Peninsula. Information about the directors and executive officers of Mackinac is included in the proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 30, 2014 and in the Proxy Statement/Prospectus referenced above.

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

	September 30,	December 31,	September 30,
(Dollars in thousands, except per share data)	2014	2013	2013
	(Unaudited)		(Unaudited)
Selected Financial Condition Data (at end of period) :
Assets	$613,943	$572,800	$567,917
Loans	518,373	483,832	472,495
Investment securities	48,742	44,388	48,096
Deposits	491,206	466,299	461,688
Borrowings	52,409	37,852	35,852
Common Shareholders’ Equity	67,132	65,249	63,045
Shareholders’ equity	67,132	65,249	67,045

Selected Statements of Income Data (nine months and year ended):
Net interest income	$17,138	$21,399	$15,773
Income before taxes and preferred dividend	3,555	5,534	4,477
Net income	2,352	5,629	2,719
Income per common share - Basic*	.43	1.01	.49
Income per common share - Diluted*	.42	1.00	.49
Weighted average shares outstanding	5,532,966	5,558,313	5,559,108
Weighted average shares outstanding- Diluted	5,594,040	5,650,058	5,559,108

Three Months Ended:
Net interest income	$5,886	$5,626	$5,348
Income before taxes and preferred dividend	1,341	1,057	1,352
Net income	886	2,910	846
Income per common share - Basic	.16	.52	.15
Income per common share - Diluted*	.16	.51	.15
Weighted average shares outstanding*	5,540,200	5,555,952	5,562,835
Weighted average shares outstanding- Diluted	5,611,959	5,555,952	5,562,835

Selected Financial Ratios and Other Data:
Performance Ratios:
Net interest margin	4.20%	4.17%	4.15%
Efficiency ratio	77.34	67.46	70.36
Return on average assets	.53	1.01	.66
Return on average common equity	4.77	9.07	5.89
Return on average equity	4.77	8.26	5.30

Average total assets	$590,001	$555,152	$550,013
Average common shareholders’ equity	65,862	62,082	61,776
Average total shareholders’ equity	65,862	68,172	68,599
Average loans to average deposits ratio	103.52%	103.46%	103.40%

Common Share Data at end of period:
Market price per common share	$11.30	$9.90	$9.10
Book value per common share	$12.06	$11.77	$11.30
Common shares outstanding	5,564,815	5,541,390	5,581,339
Dividends per share, annualized	$.20	$.17	$.16

Other Data at end of period:
Allowance for loan losses	$5,279	$4,661	$4,959
Non-performing assets	$4,538	$3,908	$6,881
Allowance for loan losses to total loans	1.02%	.96%	1.05%
Non-performing assets to total assets	.74%	.68%	1.21%
Texas ratio	6.27%	5.59%	9.56%

Number of:
Branch locations	11	11	11
FTE Employees	134	133	128

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,	September 30,
	2014	2013	2013
	(Unaudited)		(Unaudited)
ASSETS

Cash and due from banks	$22,399	$18,216	$22,791
Federal funds sold	2	3	3
Cash and cash equivalents	22,401	18,219	22,794

Interest-bearing deposits in other financial institutions	235	10	10
Securities available for sale	48,742	44,388	48,096
Federal Home Loan Bank stock	3,060	3,060	3,060

Loans:
Commercial	383,759	359,368	353,526
Mortgage	119,039	110,663	104,504
Consumer	15,575	13,801	14,465
Total Loans	518,373	483,832	472,495
Allowance for loan losses	(5,279)	(4,661)	(4,959)
Net loans	513,094	479,171	467,536

Premises and equipment	9,821	10,210	10,484
Other real estate held for sale	1,843	1,884	2,568
Deferred tax asset	8,681	9,933	7,953
Other assets	6,066	5,925	5,416

TOTAL ASSETS	$613,943	$572,800	$567,917

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits:
Noninterest bearing deposits	$84,073	$72,936	$70,063
NOW, money market, interest checking	173,793	149,123	158,588
Savings	15,263	13,039	12,694
CDs<$100,000	130,821	140,495	133,821
CDs>$100,000	24,891	23,159	23,816
Brokered	62,365	67,547	62,706
Total deposits	491,206	466,299	461,688

Federal funds purchased	7,500	—	—
Borrowings	44,909	37,852	35,852
Other liabilities	3,196	3,400	3,332
Total liabilities	546,811	507,551	500,872

SHAREHOLDERS’ EQUITY:
Preferred stock - No par value:
Authorized - 500,000 shares , none issued and outstanding	—	—	4,000
Common stock and additional paid in capital - No par value
Authorized - 18,000,000 shares
Issued and outstanding - 5,564,815; 5,541,390 and 5,581,339 respectively	53,800	53,621	53,915
Retained earnings	12,923	11,412	8,780
Accumulated other comprehensive income	409	216	350

Total shareholders’ equity	67,132	65,249	67,045

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$613,943	$572,800	$567,917

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
INTEREST INCOME:
Interest and fees on loans:
Taxable	$6,651	$6,077	$19,305	$17,980
Tax-exempt	4	26	27	81
Interest on securities:
Taxable	230	245	711	726
Tax-exempt	14	9	41	22
Other interest income	34	33	114	96
Total interest income	6,933	6,390	20,198	18,905

INTEREST EXPENSE:
Deposits	813	879	2,435	2,642
Borrowings	234	163	625	490
Total interest expense	1,047	1,042	3,060	3,132

Net interest income	5,886	5,348	17,138	15,773
Provision for loan losses	187	375	561	850
Net interest income after provision for loan losses	5,699	4,973	16,577	14,923

OTHER INCOME:
Deposit service fees	168	158	517	495
Income from loans sold on the secondary market	212	203	455	781
SBA/USDA loan sale gains	—	135	548	798
Mortgage servicing income	313	128	415	413
Other	75	114	174	260
Total other income	768	738	2,109	2,747

OTHER EXPENSE:
Salaries and employee benefits	2,481	2,226	7,545	6,907
Occupancy	511	362	1,595	1,107
Furniture and equipment	305	274	927	799
Data processing	288	269	862	802
Advertising	114	119	344	334
Professional service fees	276	161	883	706
Loan and deposit	144	55	306	173
Writedowns and losses on other real estate held for sale	176	57	190	146
FDIC insurance assessment	92	100	267	300
Telephone	84	84	248	229
Other	655	652	1,964	1,690
Total other expenses	5,126	4,359	15,131	13,193

Income before provision for income taxes	1,341	1,352	3,555	4,477
Provision for income taxes	455	456	1,203	1,508

NET INCOME	886	896	2,352	2,969

Preferred dividend and accretion of discount	—	50	—	250

NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$886	$846	$2,352	$2,719

INCOME PER COMMON SHARE:
Basic	$.16	$.15	$.43	$.49
Diluted	$.16	$.15	$.42	$.49

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

LOAN PORTFOLIO AND CREDIT QUALITY

(Dollars in thousands)

Loan Portfolio Balances (at end of period):

	September 30,	December 31,	September 30,
	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)
Commercial Loans:
Real estate - lessors of nonresidential buildings	$100,912	$100,333	$101,406
Hospitality and tourism	42,538	45,360	41,473
Lessors of residential buildings	16,262	14,191	14,573
Commercial construction	12,242	10,904	16,054
Gasoline stations and convenience stores	11,626	11,534	10,897
Real estate agents and managers	9,810	10,922	10,975
Other	190,369	166,124	158,148
Total Commercial Loans	383,759	359,368	353,526

1-4 family residential real estate	110,310	103,768	98,770
Consumer	15,575	13,801	14,465
Consumer construction	8,729	6,895	5,734

Total Loans	$518,373	$483,832	$472,495

Credit Quality (at end of period):

	September 30,	December 31,	September 30,
	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)
Nonperforming Assets :
Nonaccrual loans	$2,098	$1,410	$4,313
Loans past due 90 days or more	—	—	—
Restructured loans	597	614	—
Total nonperforming loans	2,695	2,024	4,313
Other real estate owned	1,843	1,884	2,568
Total nonperforming assets	$4,538	$3,908	$6,881
Nonperforming loans as a % of loans	.52%	.42%	.91%
Nonperforming assets as a % of assets	.74%	.68%	1.21%
Reserve for Loan Losses:
At period end	$5,279	$4,661	$4,959
As a % of average loans	1.06%	1.01%	1.09%
As a % of nonperforming loans	195.88%	230.29%	114.98%
As a % of nonaccrual loans	251.62%	330.57%	114.98%
Texas Ratio	6.27%	5.59%	9.56%

Charge-off Information (year to date):
Average loans	$496,383	$462,500	$456,831
Net charge-offs (recoveries)	$(57)	$2,232	$1,109
Charge-offs as a % of average loans	N/M%	.48%	.32%

MACKINAC FINANCIAL CORPORATION AND SUBSIDIARIES

QUARTERLY FINANCIAL HIGHLIGHTS

	QUARTER ENDED
	(Unaudited)
	September 30,	June 30,	March 31,	December 31,	September 30,
	2014	2014	2014	2013	2013
BALANCESHEET (Dollars in thousands)

Total loans	$518,373	$502,940	$485,862	$483,832	$472,495
Allowance for loan losses	(5,279)	(5,097)	(4,883)	(4,661)	(4,959)
Total loans, net	513,094	497,843	480,979	479,171	467,536
Total assets	613,943	595,869	583,592	572,800	567,917
Core deposits	403,950	380,772	384,846	375,593	375,166
Noncore deposits	87,256	103,244	90,864	90,706	86,522
Total deposits	491,206	484,016	475,710	466,299	461,688
Total borrowings	52,409	42,087	38,852	37,852	35,852
Common shareholders’ equity	67,132	66,477	65,730	65,249	63,045
Total shareholders’ equity	67,132	66,477	65,730	65,249	67,045
Total shares outstanding	5,564,815	5,527,690	5,527,690	5,541,390	5,581,339
Weighted average shares outstanding	5,540,200	5,527,690	5,530,908	5,555,952	5,562,835

AVERAGEBALANCES (Dollars in thousands)

Assets	$607,840	$581,150	$580,717	$569,443	$560,089
Loans	509,618	492,923	486,354	479,321	464,324
Deposits	494,599	469,720	473,951	461,630	456,191
Common Equity	66,558	65,553	65,462	62,950	62,134
Equity	66,558	65,553	65,462	66,906	66,134

INCOMESTATEMENT (Dollars in thousands)

Net interest income	$5,886	$5,659	$5,593	$5,626	$5,348
Provision for loan losses	187	191	183	825	375
Net interest income after provision	5,699	5,468	5,410	4,801	4,973
Total noninterest income	768	650	691	1,191	738
Total noninterest expense	5,126	4,898	5,107	4,935	4,359
Income before taxes	1,341	1,220	994	1,057	1,352
Provision for income taxes	455	414	334	(1,911)	456
Net income	886	806	660	2,968	896
Preferred dividend expense	—	—	—	58	50
Net income available to common shareholders	$886	$806	$660	$2,910	$846

PER SHARE DATA

Earnings	$.16	$.15	$.12	$.52	$.15
Book value per common share	12.06	12.03	11.89	11.77	11.30
Market value, closing price	11.30	12.90	12.54	9.90	9.10
Dividends per share	.05	.05	.05	.05	.04

ASSET QUALITY RATIOS

Nonperforming loans/total loans	.52%	.53%	.31%	.42%	.91%
Nonperforming assets/total assets	.74	.77	.63	.68	1.21
Allowance for loan losses/total loans	1.02	1.01	1.01	.96	1.09
Allowance for loan losses/nonperforming loans	195.88	192.19	327.50	230.29	114.98
Texas ratio (1)	6.27	6.43	5.18	5.59	9.56

PROFITABILITY RATIOS

Return on average assets	.58%	.56%	.46%	2.03%	.60%
Return on average common equity	5.28	4.93	4.09	18.34	5.40
Return on average equity	5.28	4.93	4.09	17.26	5.08
Net interest margin	4.20	4.18	4.25	4.24	4.12
Efficiency ratio	73.83	77.55	80.57	66.94	70.64
Average loans/average deposits	103.03	104.94	102.62	103.83	101.78

CAPITAL ADEQUACY RATIOS

Tier 1 leverage ratio	10.23%	10.50%	10.25%	10.31%	10.90%
Tier 1 capital to risk weighted assets	11.68	11.86	11.79	11.83	12.45
Total capital to risk weighted assets	12.68	12.87	12.79	12.79	13.47
Average equity/average assets (for the quarter)	10.95	11.28	11.27	11.75	11.81
Tangible equity/tangible assets (at quarter end)	10.93	11.16	11.26	11.75	11.81

(1) Texas ratio equals nonperforming assets divided by shareholders’ equity plus allowance for loan losses